FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2	Date of Material Change

September 8, 2014

Item 3	News Release

A news release was issued by the Company on September 8, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4	Summary of Material Change

On September 8, 2014, a wholly owned subsidiary of the Company (the “Merus Subsidiary”) acquired from Novartis AG (“Novartis”), in certain European countries including the key countries of Spain, Italy, Greece, Romania and Bulgaria (the “Territory”), the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol) (the “Acquisition”). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases.

The Company paid Novartis US$111 million for the Acquisition, which was completed pursuant to an asset purchase agreement executed among the Company, the Merus Subsidiary and Novartis (the “Asset Purchase Agreement”). The Company funded the Acquisition with cash on hand and approximately $58 million from a new $80 million bank facility (the “Bank Facility”) under a credit agreement entered into by the Company with the Bank of Montreal, CIT Financial Ltd., Export Development Canada and Laurentian Bank of Canada. The remaining approximately $22 million of the Bank Facility was used to refinance the existing debt of Merus.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On September 8, 2014, the Merus Subsidiary acquired from Novartis AG, in certain European countries including the key countries of Spain, Italy, Greece, Romania and Bulgaria, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom has been available in Europe for over 50 years.

The Company paid Novartis US$111 million for the Acquisition, which was completed pursuant to an asset purchase agreement executed among the Company, the Merus Subsidiary and Novartis. Pursuant to the Acquisition, Merus inlicensed the Sintrom trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the Territories. The Merus Subsidiary did not acquire an assignment of any Novartis sales contracts or assume any outstanding Novartis liabilities in connection with the acquisition.

Under the Asset Purchase Agreement, the Company and the Merus Subsidiary entered into a license agreement with Novartis under which the Merus Subsidiary acquired an exclusive, perpetual, royalty-free, fully paid-up license to market, sell and commercialize Sintrom in the Territories. The license rights include the rights to use the trademark Sintrom in the Territories.

In addition, the Company and the Merus Subsidiary entered into a supply agreement with Novartis under which Novartis has agreed to manufacture, distribute, and sell Sintrom during the first phase of the transition period for the economic benefit of the Merus Subsidiary. During the second stage of the transition period, while Merus transfers the product manufacturing to a contract manufacturer, Merus will distribute and sell Sintrom and Novartis will continue to supply the product. The arrangements under the supply agreement are comparable to the arrangements between the Merus Subsidiary and Novartis for the Company’s Enablex product acquired from Novartis in 2012.

The Company funded the Acquisition with cash on hand and new funding of approximately $58 million from an $80 million bank facility under a credit agreement entered into by the Company with Bank of Montreal, CIT Financial Ltd., Export Development Canada and Laurentian Bank of Canada. The credit agreement was entered into concurrent with the funding of the Acquisition. The loan under the Bank Facility is non-revolving term loan that matures in 5 years. The Company is required to make equal quarterly payments of principal amortized over the 5 year term. Interest is payable monthly based on the Bank of Montreal base rate plus agreed upon margins. The Bank Facility is secured by a first priority pledge of all assets of the Company and its key subsidiaries, including the pledge by the Company of shares of its key subsidiaries. The balance of the advance under the Bank Facility of approximately $22 million was applied to repay the Company’s previously outstanding loan with Bank of Montreal and Royal Bank of Canada, which has now been repaid in full.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9	Date of Report

September 8, 2014